Equity Offering Presentation March 2019 Exhibit 99.2

Disclaimer This presentation shall not constitute an offer to sell or a solicitation of an offer to purchase securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which or to any person to whom such an offer, solicitation or sale would be unlawful. The information contained in this presentation is subject in all cases to the complete disclosure set forth in the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”), and in the event of a conflict between information in the following presentation and the Preliminary Prospectus Supplement, the information in the Preliminary Prospectus Supplement shall control. By presenting this information, none of Nomad Foods Limited (the “Company”) or any of its subsidiaries is providing investment, legal, tax, financial, accounting or other advice to you or any other party. The Company is not acting as an advisor or fiduciary in any respect in connection with providing this information, and no information or material herein is to be construed as either projections or predictions. Certain statements and matters discussed in this Presentation may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as "aim", "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "should", "strategy", "will" and words of similar meaning, including all matters that are not historical facts. This Presentation includes forward-looking statements about the Company’s expectations regarding opportunities to further develop commercial capabilities and to further optimize space and place, the Company’s ability to strengthen its net revenue management capabilities, the Company’s beliefs regarding macro trends in the industry, the Company’s expectations regarding future growth and its anticipated marketing and business strategies and the Company’s expectations regarding future operating and financial performance, including its guidance with respect to organic revenue growth, Adjusted EBITDA and Adjusted EPS. The forward-looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance, including increases in operating costs and the Company’s ability to manage its cost structure; (ii) the ability to recognize the anticipated benefits to the Company of strategic initiatives, (iii) the Company’s ability to successfully implement its growth model, strategic framework and marketing campaigns for its recent strategic acquisitions, (iv) uncertainty about the terms and timing of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business, (v) loss of the Company’s financial arrangements with respect to receivables factoring, (vi) the loss of any of the Company’s major customers or a decrease in demand for its products, (vii) the Company’s ability to effectively compete in its markets, (viii) changes in consumer preferences and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products, (ix) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions (x) changes in applicable laws or regulations; and (xi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company and its affiliates expressly disclaim any intention, obligation or undertaking to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. This Presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company since the date of this Presentation or that the information contained herein is correct as at any time subsequent to its date. Market and competitive position data in this Presentation has generally been obtained from industry publications and surveys or studies conducted by third-party sources. There are limitations with respect to the availability, accuracy, completeness and comparability of such data. The Company has not independently verified such data, can provide no assurance of its accuracy or completeness and is not under any obligation to update, complete, revise or keep current the information contained in this Presentation. Certain statements in this document regarding the market and competitive position data are based on the internal analyses of the Company, which involves certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, but not limited to, organic revenue growth, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted earnings per share and Adjusted Free Cash Flow. Nomad Foods believe these non-IFRS financial measures provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results. A reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures are included in the Appendix hereto

Today’s Presenters Stefan Descheemaeker Chief Executive Officer

Offering Summary Issuer Nomad Foods Limited Exchange / Ticker NYSE / “NOMD” Offering Size 20 million shares (100% Primary) Greenshoe 15% / 3 million shares (100% Primary) Expected Pricing March 19, 2019 Bookrunners Goldman Sachs, Barclays, Citi, Credit Suisse, UBS Use of Proceeds General corporate purposes

A European Market Leader in Frozen Food Growing From the Core Creating Shareholder Value

Nomad Foods is a European Market Leader in Frozen Food In Western Europe’s €26B Savory Frozen Food Category €2.2B Revenue 4,800 Company Employees 90% Of Core Portfolio Ranked #1 or #2 in Market Share 13 Primary Countries Across Western Europe

A Leader in Western Europe Frozen Food 14% market share Total Retail Sales Value €26B Western Europe Savory Frozen Food Source: Euromonitor, 2018; branded only

Total Share Seafood Share Vegetables Share Strong Frozen Food Market Share at Local Category Level #1 or 2 in market share 90% of core portfolio Figures above represent market share rank based on Euromonitor, 2018; branded only Countries are ranked in order of 2018 revenues from left to right #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #2 #1 #1 #1 #1 #1 #1 #1 #2 #1 #1 #2 #2 #2 UK Ireland Belgium Austria Finland France Norway Sweden Spain Germany Netherlands Portugal Italy #2

Seafood Portfolio Breadth Across Most Frozen Savory Categories Potatoes Vegetables 26% Ready Meals Western Europe Savory Frozen – Market Share by Category €4.4B Pizza 3% €4.3B 12% €3.8B 23% €3.0B 6% €1.6B 6% Red Meat Poultry €1.5B 21% Baked Goods €1.4B 1% Meat Substitutes 3% Fruit 2% Soup 34% €0.3B €0.5B €0.5B Categories Under €1B €4.6B Category size market share Source: Euromonitor, 2018; branded only

Iconic Brands Modernized for Today’s Consumer

A Diversified Portfolio across Countries, Categories & Brands Seafood Vegetables Ready Meals Other UK Other Germany Italy Other Figures above represent mix of 2018 net revenues

Frozen Food is a Growing Category 2013 2018 2023 €30B PROJECTED €26B €24B Source: Euromonitor Note: Data reflects Western Europe frozen savory category.

A European Market Leader in Frozen Food Growing From the Core Creating Shareholder Value

Track Record of Strong Financial Performance NET REVENUES REPORTED EPS €0.20 €0.97 2016 2018 ADJUSTED EPS €0.84 €1.19 2016 2018 2016 Current $1.8B $3.8B MARKET CAP +15% +116% €1.9B €2.2B Note: growth rates represent percentage change from full year 2016 to full year 2018. Current market cap is based on share price as of March 17, 2019. 2016 market cap is based on share price on 12/31/16.

Out Execute In-store Out Execute In-store Innovate To Break Drive & Leverage Our Scale Create Distinctive Through Category Leadership Through Penetration Barriers Brands Innovate To Break Out Execute In-store GROWTH MODEL A Proven Growth Model Eight Consecutive Quarters of Organic Revenue Growth

Secondary Secondary Categories Other 2018 Organic Revenue Growth = 2.6% Prioritizing the Core Organic Revenue Growth has Been Driven by the Core Total Growth Core Growth 6 * Core categories represent the highest gross margin / greatest market share categories and receive a disproportionate level of A&P investment. (2.1%) 1.4% 4.2% 2018 GROWTH Ask PPG - p.13 of markup Core* Category 70% of Revenue

Opportunity to Further Develop Commercial Capabilities 17 Media Efficiency Increase working media spend with high improved execution and higher ROI Net Revenue Management Promo optimization & pricing implemented PPA and trade terms in development Space & Place Optimize placement in traditional trade Gain market share in growing channels Sustainability & Nutrition Leverage portfolio’s structural qualities into consumer-facing communication Innovation Concentrated effort around ‘big bets’ Accretive to gross margins Stage of Development Key Initiatives Commercial Pillar Add 1, 2 ,3 ,4, 5 in bubbles – p.16 of markup 1 2 3 4 5

Driving Digital Media Engagement 18 Digital % of Total Media Spend p.17 of markup 1

2016 2017 2018 2019 2020 Trade Terms Price Pack Architecture Price Promotions Teams & Capabilities Strengthening Net Revenue Management Capabilities 19 Stage of Development Basic Intermediate Advanced p.18 of markup 2

Raising Our Profile in Nutrition & Sustainability 20 p.20 of markup 3

New products as a % of Net Sales Activated Our Innovation Pipeline in 2018 21 p.21 of markup 4

Attracting Millennials with Modern Veggies MODERN CONCEPTS CLEAN LABELS HIGH IN PROTEIN 22 p.23 of markup 4

Expanding on the Recent Plant Protein Launch in the Nordics 23 p.24 of markup 4

Distribution Opportunity to Further Optimize Space & Place 24 OPTIMIZE RETAIL EXECUTION GROW WITH HARD DISCOUNTERS FURTHER PENETRATE ONLINE 5

25 A European Market Leader in Frozen Food Growing From the Core Creating Shareholder Value

A Track Record of Strong Financial Performance 26 +3% +8% +116% €376M €328M €325M €2.2B €2.0B €1.9B €171M Revenue figures from 2016 – 2018 reflect total revenues, including acquisitions, which are reflected from the close date of acquisition. Note: percentage growth rates reflect average for organic revenue growth and CAGR for Adjusted EBITDA and Profit for the Period. Profit for the Period Adjusted EBITDA Organic Revenue Growth €36M €137M

2018 Financial Results Overview 27 Organic Revenue Growth Adjusted EBITDA Adjusted EPS Converted 99% of Adjusted EBITDA into Adjusted Operating Cash Flow Leverage of 3.8x Net Debt / Adjusted EBITDA as at December 2018 (this is expected to fall to below 3.0x1 following the equity offering) Strong Momentum Demonstrated in Q4 Results 1 Exact leverage dependent on the net proceeds raised. +2.6% +1.2% volume/mix +1.4% price +4.2% +1.7% volume/mix +2.5% price €376M +15% growth €1.19/share +19% growth €101M +23% growth €0.29/share +7% growth

Long Term Drivers of EBITDA Margin Expansion 28 NET REVENUE MANAGEMENT SUPPLY CHAIN PRODUCTIVITY EXPENSE DISCIPLINE

Strong Balance Sheet and Cash Flow Generation 29 Defined as Adjusted EBITDA less change in working capital, capital expenditures, cash taxes and cash interest & other Adjusted Free Cash Flow Leverage of 3.8x Net Debt / Adjusted EBITDA as at December 2018 (this is expected to fall to below 3.0x1 following the equity offering) On target to reduce leverage further in 2019 Average borrowing cost of ~3% Approximately 70% of debt is fixed 1 Exact leverage dependent on the net proceeds raised. €282M €194M €321M Net Cash Flows from Operating Activities

Nomad Foods Acquisition Strategy 30 Consolidate European frozen food and beyond Create value through focus & operational excellence Leverage growth model to drive commercial synergies Realize cost synergies through economies of scale Pursue accretive M&A to complement organic growth

Demonstrated Ability to Drive Value Through M&A 31 Proven ability to integrate acquisitions, leverage Nomad capabilities and execute business plan Purchase Price: €239m Market Leading Brands with Innovative Edge Categories with Strong Growth Opportunities Cash Flow Generation Scale and Skill Synergies Valuation Discipline Strong Management Purchase Price: €236m Could you please use company template as given below and format this page

Offering Summary 32 Issuer Nomad Foods Limited Exchange / Ticker NYSE / “NOMD” Offering Size 20 million shares (100% Primary) Greenshoe 15% / 3 million shares (100% Primary) Expected Pricing March 19, 2019 Bookrunners Goldman Sachs, Barclays, Citi, Credit Suisse, UBS Use of Proceeds General corporate purposes

Thank You

34 Appendix

35 Contents

1. Definitions of all key terms and P&L measures referred to in this presentation 36

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45 (in €m) (As reported for the three months ended December 31, 2018) 10. Reconciliation of reported to Adjusted financial information for the three months ended December 31, 2018